Sun Life Financial declares quarterly dividend on Common and Preferred Shares

Toronto — April 28, 2005 — The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a quarterly shareholder dividend of 24 cents per common share, payable June 30, 2005, to shareholders of record at the close of business on May 25, 2005. This is the same amount as paid in the previous quarter.

The Board of Directors of Sun Life Financial Inc. also announced a quarterly dividend of $0.406678 per Class A Non-Cumulative Preferred Shares Series 1, payable June 30, 2005, to shareholders of record at close of business on May 25, 2005.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2005, the Sun Life Financial group of companies had total assets under management of CDN$366 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi Manager, Media Relations Tel: 519-888-3160 susan.jantzi@sunlife.com	Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com